Exhibit (a)(5)(B)

All Employee Message

To: All NCR Corporation Employees

From: Bill Nuti, President, CEO and Chairman of NCR Corporation

Subject: Strategic Partnership with Blackstone

What an incredible day for NCR employees, customers, partners, shareholders and the communities where we work

NCR has been executing a deliberate and thoughtful plan to reinvent the company over the last ten years. Our goal has been to create positive and transformative change for NCR and all our stakeholders.

For the past six months, Blackstone, one of the world’s most sophisticated and respected financial firms, has done their due diligence on NCR and firmly believes in our vision, business strategy, reinvention, and team. Today, I am extremely pleased to announce that Blackstone is making an $820 million investment in NCR to accelerate our strategic transformation into a software-driven, hardware-enabled technology solutions company. The investment is tangible evidence of Blackstone’s conviction in NCR’s businesses. NCR will use the Blackstone investment to help fund the $1 billion repurchase of our common stock, while preserving our ability to fund growth opportunities and increase shareholder value in the years ahead.

Blackstone is a strong and experienced investor in the technology sector and will provide access to the expertise of its portfolio companies and their technology products and services. Their investment highlights a stark contrast between our strategy and that of our lagging ATM legacy competitors, Diebold and Wincor. Unlike a Diebold/Wincor merger, which will face significant integration risks and long-term execution challenges, Blackstone’s investment in NCR will further accelerate our transformation. I’ve never felt better about our market position – this is our time, this is our moment.

Just last week I was in Atlanta, Georgia for the groundbreaking ceremony of our new corporate headquarters. During the ceremony, Kasim Reed, the Mayor of Atlanta, recognized NCR for having the unique ability to create a vision and turn that vision into reality. Simply stated, Blackstone also believes in our vision and has demonstrated its commitment by investing in our future. You should all feel a great sense of accomplishment to know that we are being recognized for all of our hard work.

We are ONE team with ONE vision and we have built an amazing company together. You should be so extraordinarily proud of being here – I know I am. It is my sincere hope that you take pride in our evolution and join me in the excitement about this next stage of growth and opportunity.

Bill